SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated July 16, 2012

Notice of Shareholders’ Meeting Resolutions

Press Release dated July 17, 2012

Press Release dated July 20, 2012

Press Release dated July 20, 2012

Press Release dated July 23, 2012

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: July 31, 2012

Eni: Shareholders’ Meeting approves the cancellation of the treasury shares and the new buy-back program

Rome, July 16, 2012 - The Extraordinary and Ordinary Shareholders’ Meeting today resolved:

  to eliminate the par value of all the ordinary shares representing the share capital, previously equal to euro 1.00 each;
  to cancel 371,173,546 treasury shares without par value – following the resolutions above – without changing the amount of the share capital and reducing the "Reserve to Purchase Own Shares" by euro 6,522,134,003.13, equal to the book value of the cancelled shares;
  to authorise the Board of Directors to purchase – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni shares on the Mercato Telematico Azionario, for a price of no less than euro 1.102 and not more than the official price registered on Borsa Italiana at the end of the trading day prior to each individual transaction, increased by 5% and in any case up to a total amount of euro 6,000,000,000.00, in accordance with the operating methods established by Borsa Italiana S.p.A. In order to respect the limits set by law, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio;
  to attribute the total amount of euro 6,000,000,000.00 to a specific reserve destined for the purchase of own shares, formed by using equal amounts from available reserves.

The Board of Directors will only initiate the buy-back program following the launch of the 2013-2016 Strategic Plan which is expected to take place in the first quarter of 2013.

Press Office: +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

Moody’s reduces Eni’s rating

San Donato Milanese (Milan), July 17, 2012 - Rating agency Moody’s Investors Service lowered Eni’s long-term corporate credit rating to "A3" (outlook negative) from "A2". Moody’s Investors Service also lowered the short term credit rating to "P-2" from "P-1".

Press Office: +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

Eni: notice of change in share capital

Rome July 20, 2012 - Eni hereby provides notice of the new composition of the fully paid-up share capital following the elimination of the par value of all the ordinary shares representing the share capital and the cancellation of 371,173,546 treasury shares without par value as resolved by the Extraordinary and Ordinary Shareholders’ Meeting held on July 16, 2012.
The minutes of the Meeting and the By-laws were filed today with the Companies’ Register.

	Current Share Capital			Previous Share Capital
	Euro	N. of shares	Unit Value	Euro	N. of shares	Unit Value
Total of which:	4,005,358,876.00	3,634,185,330	-	4,005,358,876.00	4,005,358,876	1.00
Ordinary Shares[1] Current coupon: 19	4,005,358,876.00	3,634,185,330	-	4,005,358,876.00	4,005,358,876	1.00

(1) Regular entitlement: 01/01/2012.

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

segreteriasocietaria.azionisti@eni.com

Website: www.eni.com

Eni completes sale of 5% of Galp Energia to Amorim Energia and exits the shareholders agreement

San Donato Milanese (Milan), July 20, 2012 - Eni S.p.A. ("Eni") announces that it has concluded with Amorim Energia BV ("Amorim Energia") the sale of 41,462,532 shares, at the price of 14.25 euro per share, equal to 5% of the share capital of Galp Energia SGPS, SA ("Galp Energia").

As per the agreements signed by Eni, Amorim Energia and Caixa Geral de Depositos ("CGD") and communicated to the market on March 29, following the sale Eni has ceased to be part of the existing shareholders' agreement between the companies.

Following the transaction Eni holds in Galp Energia a stake of 28.34%.

Company Contacts:

Press Office: +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

Eni signs Exploration Loan Facility Agreement with Rosneft for joint activities in the Barents Sea and the Black Sea

Moscow, July 23, 2012 - Eni CEO Paolo Scaroni and Rosneft Vice President Igor Pavlov signed an Exploration Loan Facility Agreement today, in the presence of the Prime Minister of the Russian Federation, Dmitri Medvedev, and Italian Prime Minister Mario Monti. The agreement concerns Eni’s financing costs, as determined by previous agreements between Eni and Rosneft, relating to exploration activities to be jointly conducted by the two companies offshore Russia in the Barents Sea and Black Sea.

The agreement refers to the strategic cooperation agreement signed April 25, 2012, whereby the two companies will form joint ventures (Eni 33.33%, Rosneft 66.67%) for the joint development of the Fedynsky and Tsentralno-Barentsevsky lisences, located offshore Russia in the the Barents Sea, and Zapadno-Cernomorsky, located offshore Russia in the Black Sea.

The exchange of technology between the two companies will represent a key component of the partnership: Eni, in particular, will provide its advanced technological contribution and its experience developed offshore Norway and in other countries.

Today's signing represents another important step towards the commencement of exploration activities in two areas of great mining potential, and strengthens the partnership between Eni and Rosneft, which is strategic for the development of Eni’s activities in the Russian upstream.

Company Contacts:

Press Office: +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com